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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U5A

NOTIFICATION OF REGISTRATION

Filed pursuant to Section 5(a) of the
Public Utility Holding Company Act of 1935, as amended

Filed December 30, 2003

LG&E ENERGY LLC
(Registrant)

Principal Office:
220 West Main Street
Louisville, Kentucky 40202

        The Commission is requested to send copies of all notices, orders and communications in connection with this Notification of Registration to:

John R. McCall, Esq.	Debra J. Schnebel
Executive Vice President, General Counsel	Jones Day
and Secretary	77 West Wacker Drive
LG&E Energy LLC	Chicago, IL 60601
220 West Main Street Louisville, KY 40202

        The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935, as amended, and furnishes the following information as to the registrant and subsidiary companies thereof:

          (1)   Exact name of registrant: LG&E Energy LLC

          (2)   Address of principal executive offices: 220 West Main Street, Louisville, Kentucky 40202

          (3)   Name and address of officer to whom notices and communications should be addressed:

      John R. McCall, Esq.
      Executive Vice President, General Counsel
      and Secretary
      LG&E Energy LLC
      220 West Main Street
      Louisville, Kentucky 40202

          (4)   Submit for registrant and each subsidiary company thereof:

	Col. A Name of Company	Col. B Organization Form	Col. C State of Organization	Col. D Type of Business

1.	LG&E Energy LLC	Limited Liability Company	Kentucky	Holding Company
1.1	LG&E Capital Corp.	Corporation	Kentucky	Holding company for non-utility investments
1.1.1	LG&E Credit Corp.	Corporation	Kentucky	Offers consumer lending programs for energy efficient products
1.1.2	LG&E Home Services Inc.	Corporation	Kentucky	Appliance repair and warranty
1.1.3	Airborne Pollution Control, Inc.	Corporation	Alberta, Canada	Pollution and waste control technology
1.1.4	LG&E Energy Privatization Services Inc. (formerly LG&E Energy Services, Inc.)	Corporation	Kentucky	Formed to submit bid to Ft. Knox and Ft. Campbell system Privatization Projects
1.1.5	LG&E International Inc.	Corporation	Delaware	Management and holding Company for international energy project Investments and Operations
1.1.5.1	LG&E Power Services LLC	Limited Liability Company	Delaware	Power facilities management and operation
1.1.5.2	LG&E Mendoza Services Inc.	Corporation	Cayman Islands	Inactive
1.1.5.3	LG&E Power Venezuela I, Inc.	Corporation	Cayman Islands	Inactive
1.1.5.4	LG&E Power Spain Inc.	Corporation	Delaware	Management and holding company for energy project in Spain
1.1.5.4.1	K.W. Tarifa S.A.	Public Limited Company	Spain	Foreign utility company
1.1.5.5	LG&E Power Argentina I, Inc.	Corporation	Delaware	Inactive

1.1.5.6	LG&E Power Argentina II Inc.	Corporation	Delaware	Owner of minority equity interest in foreign utility company
1.1.5.7	LG&E Power Argentina III LLC	Limited Liability Company	Kentucky	Owner of minority equity interest in foreign utility company
1.1.5.8	LG&E Australia Pty Limited(1)	Private Limited Company	Australia	Inactive
1.1.5.9	LG&E Centro SA	Public Limited Company	Argentina	Receives consulting revenues and pays management expenses related to Distribuidora de Gas del Centro SA; foreign utility holding company
1.1.5.10	Inversora de Gas del Centro SA	Public Limited Company	Argentina	Owner of majority equity interest in foreign utility company
1.1.5.11	Distribuidora de Gas del Centro SA	Public Limited Company	Argentina	Foreign utility company
1.1.5.12	Distribuidora de Gas Cuyana SA	Public Limited Company	Argentina	Foreign utility company
1.1.5.13	Inversora de Gas Cuyana SA	Public Limited Company	Argentina	Intermediate holding company
1.1.5.14	Invergas SA	Public Limited Company	Argentina	Holds interest in foreign utility company
1.1.5.15	Gas Natural SDG Argentina SA	Public Limited Company	Argentina	Holds interest in foreign utility company
1.1.5.15.1	Gas Natural BAN SA	Public Limited Company	Argentina	Foreign utility company
1.1.5.16	ServiConfort Argentina SA	Public Limited Company	Argentina	Energy-related company
1.1.6	WKE Corp	Corporation	Kentucky	Holding Company
1.1.6.1	WKE Station Two Inc.	Corporation	Kentucky	Operations generation facility
1.1.6.2	Western Kentucky Energy Corp.	Corporation	Kentucky	Leases generation facilities; sells electricity to affiliates and third-parties
1.1.6.2.1	WKE Facilities Corp.	Corporation	Kentucky	Inactive
1.1.6.3	LCC LLC	Limited Liability Company	Kentucky	Owns options on mineral rights in Western Kentucky as potential future source of coal fuel for WKE
1.1.6.4	FCD LLC	Limited Liability Company	Kentucky	Owns options or actual riparian rights relating to transportation of coal fuel for WKE
1.1.6.5	Excalibur Development LLC	Limited Liability Company	Kentucky	Inactive
1.1.7	LG&E Power Inc.	Corporation	Delaware	Management and holding company

1.1.7.1	LG&E Power Operations Inc.	Corporation	California	Intermediate holding company for QFs
1.1.7.1.1	LG&E Power 5 Incorporated	Corporation	California	Inactive
1.1.7.1.2	LG&E Power 16 Incorporated	Corporation	California	Indirect owner of interest in QF
1.1.7.1.3	LG&E Power Roanoke Incorporated	Corporation	California	Indirect owner of interest in QF
1.1.7.1.4	LG&E Power 21 Incorporated	Corporation	California	Inactive
1.1.7.1.5	LG&E Power 21 Wind Incorporated	Corporation	California	Inactive
1.1.7.1.6	LG&E Power 31 Incorporated	Corporation	California	Indirect owner of interest in QF
1.1.7.1.7	LG&E Power 31 Wind Incorporated	Corporation	California	Indirect owner of interest in QF
1.1.7.1.8	Babcock-Ultrapower West Enfield	*	California	Inactive
1.1.7.1.9	Babcock-Ultrapower Jonesboro	*	California	Inactive
1.1.7.1.10	LG&E Power 14-Buena Vista	*	California	Inactive
1.1.7.1.11	Westmoreland-LG&E Partners	*	Virginia	Owner of interest in QFs
1.1.7.1.12	Erie Power Partners LP	Limited Partnership	California	Inactive
1.1.7.1.13	Windpower Partners 1994, LP	Limited Partnership	California	Owns wind generation facilities
1.1.7.1.14	LG&E/Kelso Power Partners, LP	Limited Partnership	California	Inactive
1.1.7.1.15	LQC LP, LLC	Limited Liability Company	Delaware	Intermediate holding company
1.1.7.1.16	LQ GP, LLC	Limited Liability Company	Delaware	Intermediate holding company
1.1.7.2	LG&E Power Development Inc.	Corporation	California	Development of QFs and EWGs
1.1.7.3	FSF Minerals, Inc.	Corporation	Kentucky	Owns coal reserves
1.1.7.4	LG&E Power Monroe LLC	Limited Liability Company	Delaware	Inactive
1.1.7.5	American Power, Incorporated	Corporation	California	Inactive
1.1.7.6	LG&E Crown Inc.	Corporation	Delaware	Inactive
1.1.7.7	LG&E Minor Facilities Inc.	Corporation	Delaware	Inactive
1.1.7.8	Powertex Parent Inc.	Corporation	Delaware	Inactive
1.1.7.9	Llano Gathering Inc.	Corporation	New Mexico	Inactive
1.1.7.10	Llano Storage Inc.	Corporation	New Mexico	Inactive
1.1.7.11	HD Energy Corporation	Corporation	Delaware	Inactive

1.1.7.12	LG&E Power Gregory I, Inc.	Corporation	New Mexico	Holds indirect interest in QF
1.1.7.12.1	Gregory Power Partners LP	Limited Partnership	Texas	Owner and developer of power project
1.1.7.13	LG&E Power Gregory II, Inc.	Corporation	Delaware	Holds indirect interest in QF
1.17.13.1	Gregory Partners LLC	Limited Liability Company	Delaware	Owner and developer of power project
1.1.7.14	LG&E Power Gregory III Inc.	Corporation	Delaware	Holds indirect interest in QF
1.1.7.15	LG&E Power Gregory IV Inc.	Corporation	Delaware	Holds indirect interest in QF
1.1.8	KU Solutions Corporation	Corporation	Kentucky	Energy marketing and services corporation
1.1.9	KUCC Grimes Corporation	Corporation	Delaware	Inactive
1.1.10	Tenaska Washington Partners, II, LP	Limited Partnership	Washington	Inactive
1.1.11	LG&E Westmoreland Rensselaer(1)	*	California	Inactive
1.2	LG&E Energy Marketing Inc.	Corporation	Oklahoma	Power marketing
1.2.1	Woodlands Technology, LLC	Limited Liability Company	Texas	Development of Software for Energy Marketing Activities
1.3	LG&E Energy Foundation Inc.	Corporation	Kentucky	Charitable Contributions
1.4	LG&E Energy Services Inc.	Corporation	Kentucky	Service Company
1.5	LG&E Energy Settlements Inc.	Corporation	Kentucky	Inactive
1.6	Kentucky Utilities Company	Corporation	Kentucky and Virginia	Public Utility
1.6.1	Lexington Utilities Company	Corporation	Kentucky	Inactive
1.6.2	KU Receivables LLC	Limited Liability Company	Delaware	Financing subsidiary to acquire receivables generated by KU
1.6.3	Electric Energy Inc.	Corporation	Illinois	EWG
1.7	Louisville Gas and Electric Company	Corporation	Kentucky	Public Utility
1.7.1	LG&E Receivables LLC	Limited Liability Company	Delaware	Financing subsidiary to acquire receivables generated by LG&E

(1)
To be dissolved on or before December 31, 2003

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the registrant has duly caused this notification of registration to be duly signed on its behalf in the City of Louisville and the Commonwealth of Kentucky, on the 30th day of December, 2003.

LG&E ENERGY LLC
[SEAL]
	By:	/s/ S. BRADFORD RIVES
	Name:	S. Bradford Rives
	Title:	Chief Financial Officer
Attest:
/s/ DANIEL K. ARBOUGH Name Daniel K. Arbough Title: Treasurer

VERIFICATION

        The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated December 30, 2003 for and on behalf of LG&E ENERGY LLC; that he is the Secretary of such company; and that all action by members, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ JOHN R. MCCALL Name: John R. McCall
(OFFICIAL SEAL) Subscribed and sworn to before me, this 30th day of December, 2003. /s/ KATHY L. WILSON Name: Kathy L. Wilson My commission expires January 22, 2005.

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SIGNATURE
VERIFICATION